NSAI NETHERLAND, SEWELL & ASSOCIATES, INC.
WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS

EXECUTIVE CHAIRMAN
C.H. (SCOTT) REES III
DANNY D. SIMMONS

CHIEF EXECUTIVE OFFICER
RICHARD B. TALLEY, JR.
PRESIDENT & COO
ERIC J. STEVENS

EXECUTIVE COMMITTEE
ROBERT C. BARG
P. SCOTT FROST
JOHN G. HATTNER
JOSEPH J. SPELLMAN

January 29, 2024

Marathon Oil Company
990 Town and Country Boulevard
Houston, Texas 77024

Ladies and Gentlemen:

In accordance with your request, we have audited the estimates prepared by Marathon Oil Company (MOC), as of December 31, 2023, of the proved developed producing reserves to the MOC interest in Alba Field located offshore Equatorial Guinea. The scope of our work did not include auditing the future net revenue associated with these reserves. It is our understanding that MOC is a wholly owned subsidiary of Marathon Oil Corporation (MRO) and that the proved reserves estimates shown herein constitute approximately 7 percent of all proved reserves owned by MRO. Economic analysis was performed by MOC only to confirm economic producibility and determine economic limits for the properties. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, and economic producibility, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for MRO's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth MOC's estimates of the net reserves, as of December 31, 2023, for Alba Field:

	Net Reserves		
Category	Gas (MMCF)	Condensate (MBBL)	NGL (MBBL)
Proved Developed Producing	334,223	26,106	15,247

The gas volumes shown include dry gas and liquefied natural gas (LNG). Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Condensate and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.

In our opinion the estimates shown herein of MOC's reserves are reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by MOC in preparing the December 31, 2023, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates as prepared by MOC.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk. MOC's study indicates that as of December 31, 2023, there are no proved developed non-producing or proved undeveloped reserves for these properties; probable and possible reserves that may exist for these properties have not been included in MOC's estimates.

Gas, LNG, condensate, and NGL prices were used only to confirm economic producibility and determine economic limits for the properties. The gas price used by MOC is the fixed contract price of $0.250 per MMBTU and is adjusted for energy content. The LNG price used by MOC is based on the 12-month unweighted arithmetic average

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of the first-day-of-the-month Dutch TTF spot price for each month in the period January through December 2023; the average price of $13.851 per MMBTU is adjusted for energy content and transportation fees. Condensate and NGL prices used by MOC are based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent Crude spot price for each month in the period January through December 2023; the average price of $82.84 per barrel is adjusted for quality and market differentials. Costs were used only to confirm economic producibility and determine economic limits for the properties. Operating costs used by MOC are based on historical operating expense records and budgets. Operating costs are limited to direct platform-, plant-, and field-level costs and MOC's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Capital costs used by MOC are based on its internal planning budgets. Capital costs are included as required for recurring maintenance projects. Operating and capital costs are not escalated for inflation. The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of MOC and Netherland, Sewell & Associates, Inc. (NSAI) are based on certain assumptions including, but not limited to, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts used to confirm economic producibility and determine economic limits for the properties. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of Alba Field. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by MOC with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of MOC's overall reserves management processes and practices. We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment. Supporting data documenting this audit, along with data provided by MOC, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Mr. John R. Cliver, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2009 and has over 5 years of prior industry experience. Mr. Zachary R. Long, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2007 and has over 2 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis. Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-2699 By: Richard B. Talley, Jr., P.E. Chief Executive Officer By: By: John R. Cliver, P.E. 107216 Zachary R. Long, P.G. 11792 Senior Vice President Vice President Date Signed: January 29, 2024 Date Signed: January 29, 2024 JRC:MDK